AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
(AMENDED)

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or “the Company”) should be read in conjunction with the accompanying consolidated financial statements for the year ended December 31, 2011 which is available on the SEDAR website at www.sedar.com. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. This MD&A contains “forward-looking statements” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollar unless otherwise noted. This MD&A has been prepared as of March 19, 2012.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “AZC”.

Cautionary Statement on Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward-looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly-owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont”) which is currently in the final stages of the permitting process. The U.S. Forest Service (“USFS”) published the draft Environmental Impact Statement (“DEIS”) on October 13, 2011, commencing the 90-day comment period which concluded in January 2012. The Company expects the Record of Decision (“ROD”) to be issued late in the second or third quarter of 2012 with construction to start in the second half of 2012. Rosemont is expected to be one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

The Rosemont property is comprised of approximately 17,500 acres (7,080 hectares) of patented and unpatented claims and fee land and surface grazing rights. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

On February 27, 2012, the Company and RK Mine Finance Fund (formerly, Red Kite Explorer Trust) signed a term sheet for a one year extension of the Red Kite loan, subject to due diligence, regulatory approval and final legal documentation. The terms of the extension include interest payable at LIBOR plus 4.5% and mature at the earlier of April 14, 2013 or the date of closing of the senior debt financing for the Rosemont project. In exchange for the extension, the Company extended the expiry date of the existing 1,791,700 share purchase warrants exercisable at C$3.90 per share to April 23, 2014 and commit to sell to RK Mine Finance Fund 80% of the annual copper cathode production at market terms.

The final public hearing on the Rosemont DEIS was held on January 14, 2012, with a public comment submission deadline scheduled for January 18, 2012. Due to a technical problem with its computer system which rejected comments during the last hours available for submission of public comments the USFS Coronado National Forest has extended this comment submission period to January 31, 2012. The Company sees no material impact on the project’s schedule from this two week extension.

On October 13, 2011, the USFS published the DEIS for the Rosemont project and made the DEIS available to the public on their website at www.fs.fed.us/r3/coronado/RosemontDEISmain.htm or www.rosemonteis.usfor comment. The formal Notice of Availability (“NOA”) was issued on October 19, 2011 and the first public meeting was held on November 12, 2011. The NOA initiated the final 90-day public comment period. A total of six public meetings were held in the local Tucson and Pima County area between November 12, 2011 and January 14 2012.

On October 7, 2011, the Company filed a Notice of Appeal of the September 30, 2011 decision by the Pima County Air Quality Control District (“AQCD”) to deny the Rosemont air permit application. A hearing with the Pima County Hearing Board was conducted in November 2011 and a decision to uphold the denial of the Rosemont air permit application was rendered on December 1, 2011. At the same time as the appeal was being heard at the County level, Rosemont submitted a request for the Arizona State environmental agency to take over the air permit application. This request follows a statement by the County Air Quality Director that the Rosemont application and subsequent draft air permit were both in compliance with emission requirements, but in her judgment included a permit-processing flaw in documentation. The state review of the permit application has noted no such flaw of documentation, and is expected to be considered complete and ready for publication and comment.

Rosemont Exploration

A total of 16.6 kilometres of geophysical lines were run at Rosemont during 2011. Data from the geophysical surveys identified several anomalies with IP responses similar or better to that of the Rosemont deposit.

Six holes were drilled in the fourth quarter to collect sample material for further metallurgical test work. The six metallurgical holes were drilled for a total of 2,331 metres, with 1,387 metres of mineralized core being logged and sampled for analysis. Most of the laboratory analysis was complete by the end of December 2011 and was subsequently being used to guide the preparation of metallurgical composites to be used in an updated economic study in the second quarter of 2012. The assays will also be incorporated into the resource database to provide for more comprehensive data coverage in the central part of the deposit.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

The Company staked an additional 112 claims totaling 2,314 acres surrounding the Rosemont property in the fourth quarter. The claims were placed on the east side to better cover the property over areas of planned infrastructure needed for mine development. Claims were also placed along the west and southwest of the property to provide for additional buffer zones for the planned open pit and rock storage areas.

Following an evaluation of remaining inferred resources within the planned pit limits, three infill drill hole locations were identified that could reasonably contribute to the mineable reserves. All three holes were completed to depths of approximately 450 metres and contain good copper mineralization. These results will be used in the updated resource estimate which is scheduled to be completed in the second quarter of 2012.

This drilling information will be incorporated into an updated resource estimate planned for the second quarter of 2012.

Permitting and Environmental Impact Statement (“EIS”)

The EIS process is managed by the USFS. The ROD will be issued by the USFS and Bureau of Land Management for mining activities on public land and by the U.S. Army Corps of Engineers (“ACOE”) for mining activities within jurisdictional waters of the United States.

On January 31, 2012, the USFS concluded the 90-day public comment period for the DEIS which was published on October 13, 2011.

The ACOE completed their 45-day public comment period for the draft Clean Water Act 404 permit on January 19, 2012. As part of the comment process, the EPA, as an advisory agency, submitted a letter to the ACOE identifying the Rosemont permit as a candidate for review by the EPA and ACOE. The full EIS of the Rosemont Copper project, already includes an extensive analysis and reviews conducted and completed by the technical experts and the numerous Federal and State agencies that addresses the impact of items listed in the EPA letter. The EPA letter identifies those subject areas that the EPA wishes to review in detail with ACOE. The Company will continue to work with the ACOE and EPA team to ensure that the EPA’s questions are answered fully and that the 404 permit meets the Clean Water Act compliance standards. Although the EPA plays an important advisory role in the 404 permit application process, the agency does not actually issue the permit, which is reserved for the ACOE.

The Arizona State Line Siting Committee issued its Certificate of Environmental Compatibility (“CEC”) to the Tucson Electric Power Company on December 19, 2011. The CEC specifies the selected route for the transmission line to the Rosemont Copper project, which runs parallel to the project's water pipeline.

The Air Permit when issued will establish the standards for air quality and emissions control for mining operations. On September 30, 2011, the Control Officer of the AQCD issued a denial of the Rosemont air permit application just weeks after releasing a draft permit. The Company filed a Notice of Intent to sue AQCD on June 23, 2011 and AQCD provided a draft permit for public comment, two days before the deadline to respond to Rosemont's notice. The draft permit was written by the AQCD with enforceable conditions that demonstrated compliance with all applicable regulations as a minor source. On September 2, 2011, Rosemont filed a lawsuit to compel the AQCD to take action on the permit application following the timelines as stipulated in the law. One day before the court deadline for the AQCD to respond to the Augusta’s filing of the lawsuit, the AQCD issued a permit denial, reversing its prior determination that Rosemont qualified as a minor source. The Company filed a Notice of Appeal with the Pima County Air Quality Hearing Board (“Pima County AQHB”) and on December 1, 2011, the Pima County AQHB rendered a decision to uphold the denial of the Rosemont air permit. On November 23, 2011, the Company submitted an application for permit with the Arizona Department of Environmental Quality (“ADEQ”). On January 23, 2012, the application was considered administratively complete signifying the start of the technical review process for the permit application. The Company has met with ADEQ to discuss its concerns and the appropriate process for moving the process forward.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

The Company continues working towards obtaining the following permits:

  The Aquifer Protection Permit when issued by the ADEQ will establish the operating standards and controls so that operations do not degrade groundwater. The ADEQ published a draft permit and held a public hearing on January 5, 2012. The hearing took place during the 45-day public comment period which ended on February 3, 2012. The Company anticipates the permit will be issued early in the second quarter; and

  The State Land Department Right of Way valuation and approval process will provide a route to get water and power to Rosemont.

Engineering and Ongoing Support Activities

The Company continued with the engineering throughout 2011. Detailed engineering work has been adjusted to match the revised construction schedule. Since the commencement of permitting activities, the Company has maintained an active community relations program which includes maximizing the economic benefits to the Rosemont region. The program includes support of local and regional activities and maintaining a community outreach program. During the year ended December 31, 2011, the Company has added a number of technical and operating personnel to its project team as the Company prepares for construction in the second half of 2012.

As at December 31, 2011 and 2010, Augusta’s capitalized costs on the Rosemont project and deposits on long-lead equipment were as follows:

Mineral Properties

As at January 1, 2010	$26,670,935
Sale of interest	(1,057,978)
Acquisition costs	63,991
Capitalized interest	16,913
As at December 31, 2010	$25,693,861

As at December 31, 2010	$25,693,861
Sale of interest	(1,101,297)
As at December 31, 2011	$24,592,564

Development Costs

As at January 1, 2010	$48,844,541
Permitting, engineering and on-going support activities	31,298,677
Sale of interest	(2,802,972)
Capitalized loan interest and financing charges	4,782,613
Capitalized stock-based compensation expense	1,406,137
As at December 31, 2010	$83,528,996

As at December 31, 2010	$83,528,996
Permitting, engineering and on-going support activities	30,903,710
Sale of interest	(3,538,517)
Capitalized loan interest and financing charges	4,120,546
Capitalized stock-based compensation expense	3,999,737
As at December 31, 2011	$119,014,472

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Deposits on Long-lead Equipment

As at January 1, 2010	$39,206,559
Additions	26,613,307
Sale of interest	(2,315,660)
As at December 31, 2010	63,504,206
Additions	17,568,862
Sale of interest	(2,859,157)
As at December 31, 2011	$78,213,911

During the year ended December 31, 2011, the Company made deposits on long-lead equipment totalling $16.9 million (December 31, 2010 - $26.6 million).

Financing

For the year ended December 31, 2011, the Company received proceeds of $24.9 million (Cdn$24.5 million) from the exercise of 5,452,795 share purchase warrants at an exercise price of Cdn$3.90 and 1,535,230 stock options at an average exercise price of Cdn$2.09.

In September 2010, the Company entered into an Earn-In Agreement with United Copper & Moly LLC (“UCM”) to earn up to a 20% interest in Rosemont joint venture by funding $176 million of project expenditures. UCM will fund a maximum $70 million of Pre-Construction costs and the remaining $106 million for construction once the major permits are issued. During 2011 UCM contributed the remaining $33.8 million of its $70 million of Pre-Construction costs to earn a 3.85% interest (Cumulative to-date - 7.95% interest) in the Rosemont joint venture.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Results of Operations

	Year Ended December 31,
	2011	2010
EXPENSES
Salaries and benefits	$1,927,387	$1,692,925
Stock-based compensation	3,450,300	1,139,468
Exploration and project investigation	1,522,686	-
Legal, accounting and audit	797,540	1,505,182
Travel	260,437	223,968
Consulting	112,688	230,422
Filing and regulatory fees	250,439	120,338
Recruiting fees	38,031	55,500
Office and administration	327,679	226,925
Rent	208,845	168,211
Investor relations	112,204	118,325
Directors' fees	199,600	134,094
Insurance	283,909	168,379
Membership and conferences	22,522	12,148
Amortization	257,344	181,499
Fiscal and advisory services	18,329	15,363
Loss from operations	(9,789,940)	(5,992,747)
Interest and other income/expenses	1,023,999	669,718
Other expenses	(594,512)	(706,311)
Gains (losses) on shares and warrants	2,624,251	(2,339,567)
Foreign exchange gains	26,672	612,840
Interest and finance charges	(14,168)	(14,419)
Gain on sale of interest	23,602,763	28,301,906
Net profit before taxes	16,879,065	20,531,420
Deferred income tax expense	(1,211,000)	-
Net comprehensive profit for the year	$15,668,065	$20,531,420

Significant Variances

For the year ended December 31, 2011, the Company reported a net comprehensive profit of $15.7 million (or $0.11 diluted earnings per share) compared to a $20.5 million (or $0.16 diluted earnings per share) for the full year in 2010. The $4.9 million decrease in comprehensive profit compared to 2010 was due primarily to increases of $2.3 million in stock-based compensation expense, $1.5 million in project investigation costs, $5.9 million decrease in after-tax gain on the sale of a 3.85% interest in the Rosemont joint venture and partially offset by a $5.0 million favorable mark-to-market changes in the fair value of Canadian denominated share purchase warrants and a $0.4 million increase in interest and other income.

Salaries and benefits increased $0.2 million to $1.9 million compared to $1.7 million for 2010. The increase was due primarily to the recognition of full year’s salaries and benefits of additional personnel hired in the fourth quarter of 2010 and a higher allocation of salaries and benefits from a related management services company (“Manco”) based on increased service levels in 2011 over 2010.

Stock-based compensation costs increased $2.3 million to $3.5 million in 2011 compared to $1.1 million for 2010. The increase was due to higher amortization charges from a comprehensive grant of stock options, restricted shares and restricted share units (“RSU”) in the first quarter of 2011 compared to no options granted during the same period in 2010. The value per option and RSU granted during 2011 were significantly higher compared to 2010 due to the Company’s higher stock price in 2011 over 2010.

Exploration and project investigation costs incurred on various project investigation costs totaling $1.5 million in 2011 compared to $Nil for 2010.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Legal, accounting and audit fees decreased $0.7 million to $0.8 million in 2011 compared to $1.5 million for 2010. The decrease was due primarily to legal fees incurred on certain business development activities in 2010 that did not occur in 2011 and offset by increases in accounting and tax advisory fees.

Filing and regulatory fees increased $0.1 million to $0.2 million in 2011 compared to $0.1 million for 2010. The increase was due to AMEX and TSX filing listing fees with respect to the Company's Stock Option Plan.

Insurance expense increased $0.1 million to $0.3 million in 2011 compared to $0.2 million for 2010 due to increased insurance coverage.

Gain (losses) on shares and warrants consist of mark-to-market changes in the value of the Company’s Canadian dollar denominated share purchase warrants and investments in held for trading securities. Weakness in the equity markets and in the Company’s share price during 2011, particularly in the last half of 2011, have resulted in the Company reversing most of the 2010 mark-to-market losses on the warrants.

Selected Annual Financial Information

	Years Ended December 31,
(in US dollars)	2011	2010	2009
Revenue	$-	$-	$-
Profit (loss) before taxes	16,879,065	20,531,420	(5,748,359)
Net comprehensive profit (loss) for the year	15,668,065	20,531,420	(5,748,359)
Basic and diluted earnings (loss) per share
Basic earnings (loss) per share	0.11	0.17	(0.06)
Diluted earnings (loss) per share	0.11	0.16	(0.06)
Total Assets	268,433,609	217,399,141	132,564,454
Cash used in operations	6,731,815	4,558,583	4,259,274
Capital expenditures	50,018,525	70,948,554	35,688,698
Non-current financial liabilities	$-	$40,864,215	$3,590,439

Summary of Quarterly Results

Select financial information, in accordance with IFRS, for each of the eight most recently completed quarters of fiscal 2011 and 2010 are as follows:

			Basic	Diluted
	Interest and	Net	Earnings	Earnings
	Other	Comprehensive	(Loss) Per	(Loss) Per
	Income	Profit (Loss)	Share	Share
Q4 2011	$368,886	$(279,009)	$-	$-
Q3 2011	239,247	955,601	0.01	0.01
Q2 2011	159,012	7,295,459	0.05	0.05
Q1 2011	256,854	7,696,014	0.05	0.05
Q4 2010	213,422	27,680,399	0.23	0.22
Q3 2010	115,641	(6,057,174)	(0.05)	(0.05)
Q2 2010	141,484	(808,369)	(0.01)	(0.01)
Q1 2010	199,171	(283,436)	-	-

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, volatility in share price affecting the fair value of share purchase warrants, the gain from sale of the Company’s interest in Rosemont, and foreign exchange gains or losses related to the Company’s holding of Canadian dollar denominated working capital items. Since the Rosemont project is not currently in production, the Company believes that its losses and loss per share is not a primary concern to investors in the Company.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Liquidity and Capital Resources

The Company’s cash position decreased to $31.0 million at December 31, 2011 compared to $31.5 million at December 31, 2010. The cash position includes $1.4 million (December 31, 2010 - $6.2 million) which represents the Company’s share of the cash held in the Rosemont joint venture. Working capital deficiency was $17.6 million at December 31, 2011 and include a $1.1 million (December 31, 2010 - $9.5 million) carrying value of Canadian dollar denominated share purchase warrants compared to working capital of $17.8 million at the beginning of the year. Changes to the fair value of the warrants are reported in the statement of comprehensive profit or loss and will result in volatility in the Company’s working capital and profit or loss until the warrants are either exercised or allowed to lapse. The working capital deficiency was primarily due to the reclassification of the Red Kite loan which is due in April 2012, use of cash for Rosemont permitting, and deposits for long-lead equipment. On February 27, 2012, the Company signed a term sheet for a one year extension of the Red Kite loan which is subject to due diligence, regulatory approval and completion of legal documents. The terms of the extension include interest payable at LIBOR plus 4.5% and mature at the earlier of April 14, 2013 or the date of closing of the senior debt financing for the Rosemont project. In addition, the 1,791,700 warrants previously issued to Red Kite have been extended for one additional year to April 22, 2014.

During the year ended December 31, 2011, the Company’s Rosemont joint venture partner, UCM made cash contributions totaling $33.8 million (the Company’s share is $31.4 million) and earned an additional 3.84% interest (cumulative to-date of 7.95% interest) in the Rosemont joint venture. UCM had completed their commitment to fund the first tranche of up to $70 million of pre-construction costs in accordance with the Earn-In Agreement between UCM and the Rosemont joint venture. UCM’s $106 million Tranche 2 commitment to fund construction costs will commence once all of the material permits to start mine construction have been received. The two tranches form the $176 million equity earn-in investment by UCM in the Rosemont joint venture. The Company is currently in negotiations with its joint venture partner and other third parties on funding Rosemont’s ongoing permitting and operating costs until the major permits have been issued.

The Company used $6.7 million of cash for operating activities during 2011 compared to $4.6 million used in 2010. The $2.1 million increase was due primarily to $1.5 million of project investigation expenditures on new business initiatives.

The Company generated $56.4 million in cash from financing activities during 2011 compared to $99.9 million in 2010. The 2011 financing activities consisted of $24.9 million proceeds from the exercise of stock options and warrants and $31.4 million from the Company’s share of UCM’s cash contribution into Rosemont (as discussed above).

The Company used $50.0 million of cash in investing activities in 2011 compared to $70.9 million in 2010 due to lower spending on long-lead equipment purchases and engineering, permitting and ongoing support expenditures as the Company adjusted its expenditures in accordance with the revised ROD schedule. The 2011 investing activities were primarily for deposits on long-lead equipment of $16.4 million (2010 - $31.9 million) and $31.1 million (2010 - $36.9 million) on permitting, engineering and ongoing support activities.

The Company adjusted its planned 2012 capital expenditures program based on the revised ROD schedule. Project financing is also expected to be in place by the time the ROD is issued. The Company will continue to monitor its cash flows and operate in a manner to preserve cash until the Company secures its project financing.

The Company has an off-balance sheet arrangement with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Company has agreed to sell to Silver Wheaton all of its silver and gold ounces produced at the lower of $3.90 per ounce of silver and $450 per ounce of gold delivered, or prevailing market price, in exchange for deposits of $230 million, which will be drawn after the major project permits have been issued and the arrangement of project financing. The deposits will be used to fund construction at Rosemont. In addition, there are contracts in place for purchases of long-lead equipment.

The Company does not expect to generate any significant revenue from its operations until Rosemont commences commercial production.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Commitments

The Company had the following known commitments and contractual obligations as at December 31, 2011 and 2010:

	December 31,	December 31,
(in thousands)	2011	2010
Operating leases
Within one year	$208	$174
After one year but no more than five years	716	202
	924	376
Deposits on long-lead equipment
Within one year	59,463	50,978
After one year but no more than three years	4,316	61,461
	63,779	112,439
Land purchases
Within one year	-	360
Total	$64,703	$113,175

Transition to IFRS

On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRIC or the former SIC.

As previously discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a four-phase transition plan: scoping and planning (“phase 1”); detailed assessment (“phase 2”); operations implementation (“phase 3”); and post implementation (“phase 4”). Phases 1, 2 and 3 were carried out in 2009 and 2010 and phase 4, which involves the maintenance of sustainable IFRS compliant data and processes for fiscal year 2011 and beyond, was carried out throughout 2011. Management did not encounter any significant issues with completing phase 4 of its transition plan.

The consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with existing IFRS standards and restatements of the comparative statements of financial position as at December 31, 2010 and January 1, 2010 and the statements of comprehensive profit for the year ended December 31, 2010 as previously reported and prepared in accordance with Canadian GAAP.

The following table summarizes the impact the transition to IFRS had on the Company’s selected financial information for the year ended December 31, 2010:

		Capitalized			Gain on sale
		Exploration			of interest	Marked-to-
		and	Change in		and	Market
	Canadian	Evaluation	Functional	Stock-based	capitalized	Valuation of
	GAAP	Costs	Currency	Compensation	interest	Warrants	IFRS
Net Comprehensive
(Loss) Income for the Year	$(5,439,180)	$-	$-	$90,458	$28,338,172	$(2,458,029)	$20,531,421
Total Assets	226,616,900	(21,448,188)	10,863,409	236,915	1,130,105	-	217,399,141
Total Liabilities	75,000,524	-	-	-	(27,350,392)	7,804,788	55,454,920
Shareholders' Equity	151,616,376	(21,448,188)	10,863,409	236,915	28,480,497	(7,804,788)	161,944,221
Basic aEarnings (Loss) Per Share	$(0.04)	$-	$-	$0.00	$0.23	$(0.02)	$0.17

Management’s Discussion and Analysis for the Year Ended December 31, 2011

a)

The Company applied IFRS 2, “Share-Based Payments”, on all share-based payments. Under Canadian GAAP, the Company valued each share-based grant using the Black-Scholes option pricing model and amortized the total cost over the vesting period. Under IFRS 2, each vesting period is recognized as a separate grant, resulting in changing the amortization schedules. Further, under Canadian GAAP, forfeitures are recorded as they occur whereas under IFRS, expected forfeitures are estimated and recorded. The estimated forfeitures are trued-up to actual forfeitures at each reporting period. As a result, the amounts recorded in reserves for share-based payments as at December 31, 2010 decreased by $693,694.

For the year ended December 31, 2010, the amount credited to stock-based compensation was $90,458.

b)

In accordance with IAS 32, share purchase warrants with an exercise price denominated in a currency other than the issuer’s functional currency are considered a derivative instrument and classified as a liability. Warrants are fair valued at each balance sheet date with the corresponding change in value reported in statement of comprehensive profit and loss. The amounts reclassified to liabilities were $7,804,788 with a corresponding charge to equity.

For the year ended December 31, 2010, the amounts charged to gain (losses) on shares and warrants were $2,458,029.

c)

In accordance with IFRS 6, the Company has elected to expense all exploration costs incurred prior to the determination of the commercial viability of its exploration and evaluation projects. These amounts were previously capitalized under Canadian GAAP and have been re-classified to deficit in the period presented. The total amount re-classified was $21,448,188 at December 31, 2010.

d)

In accordance with IAS 21, each entity determines its functional currency. The entity which holds the Rosemont project had previously been Canadian dollar functional currency has changed its functional currency to U.S. dollars. As a result, the carrying value of the Rosemont’s non-current assets increased by $10,863,409 with a corresponding credit to accumulated other comprehensive income (loss).

e)

IAS 23 requires that borrowing costs be capitalized if they are directly attributable to the acquisition, development or construction of a qualifying asset. A portion of the borrowing costs with respect to the Sumitomo loan had previously been expensed under Canadian GAAP had been capitalized to development costs under IFRS with a corresponding credit to deficit.

For the year ended December 31, 2010, the amount credited to interest and financing charges was $36,265.

Outlook

The Company will continue with the permitting process with the goal of receiving the ROD by late second quarter or third quarter of 2012. Detailed engineering, including earthwork, civil and structural design, have been adjusted to the revised ROD schedule. Ongoing discussions with vendors are being held with respect to transportation, storage, off-loading facilities, and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

The Company is currently in discussions with third parties on financing alternatives to fund Rosemont’s permitting and ongoing support activities until the major permits have been issued.

The Company expects to complete an updated resource estimate and initial capital and operating costs estimates in the second quarter of 2012. The Company is currently working towards securing project debt by the time the ROD is issued in order to prepare for construction in the second half of 2012.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue in 2012 to promote the economic benefits and the Company’s plans on alleviating the impact of mining activities on the environment.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

The Company has updated its forecast expenditures for 2012 of approximately $368 million based on the ROD being issued in late second or third quarter of 2012. Of the total forecast expenditures, Rosemont’s share of these expenditures are approximately $357 million, which includes $19 million for engineering, $11 million for environmental impact study and permitting, $193 million for the purchase of mining, plant and equipment, $117 million for mine site preparation, operations and construction and $17 million for ranch and on-going support activities. Included in the forecast for ongoing operations and support is the hiring of additional project and operations personnel as the Company prepares for construction in the second half of 2012.

Forecast expenditures for the first half of 2012 will be funded from the Company’s existing cash reserves. Assuming the ROD is received as scheduled, the second half of 2012 expenditures will be funded from project financing, UCM’s $106 million and Silver Wheaton’s $230 million. However, delays in the permitting process or any unplanned expenditures may require the Company to raise additional funds from debt and/or equity to cover Rosemont’s permitting and ongoing support activities. Unforeseen market events and conditions could impede access to capital or increase the cost of capital. These events could have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

Under IFRS, future net profits and losses will be impacted by changes to the fair value of the Company’s share purchase warrants that have an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price, the volatility of the share price and the Canadian to US dollar exchange rate. Increases in any of these factors will increase the fair value of the share purchase warrants and result in a non-cash expense to the Company in future periods. In addition, these changes in the valuation of the share purchase warrants will create a permanent difference for tax purposes and may result in significant volatility to the Company’s effective tax rate.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “related companies”). As at December 31, 2011 and 2010, included in due from related parties were $0.04 million and $0.01 million, respectively, due from related companies.

On July 1, 2010, the Company and the related companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the years ended December 31, 2011 and 2010, ManCo charged the Company $1.20 million and $0.44 million, respectively, for its share of salaries, rent and other administrative expenses.

Included in accounts receivable as at December 31, 2011 was $Nil (December 31, 2010 - $0.07 million) receivable from an officer and other companies related to the officer for reimbursement of expenses.

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2011 and 2010 are as follows:

	Year Ended December 31,
	2011	2010
Salaries and benefits	$2,137,313	$1,791,263
Stock-based compensation	4,205,072	931,444
	$6,342,385	$2,722,707

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Outstanding Share Data

The following table summarizes the outstanding share information as at March 19, 2012.

		Weighted
		Average
	Number of Shares	Exercise Price
		(Cdn$)
Issued and outstanding common shares	144,196,058	$-
Restricted share units	230,003	-
Incentive stock options	6,681,003	3.19
Share purchase warrants	1,791,700	$3.90
	152,898,764

FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, due from related parties, long-term receivable, derivative assets, accounts payable, warrants liability and long-term debt. The carrying value of cash and equivalents, accounts receivable, derivative assets, accounts payable and warrants liability approximates their fair values. The cash and cash equivalents, accounts receivable and accounts payable are classified as level 1 on the fair value hierarchy. The derivative assets and warrants liability are classified as level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in the USD/CAD exchange rate and the functional currency of the parent company.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

The Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	December 31,	December 31,
	2011	2010
Cash and cash equivalents	$6,808,660	$9,391,768
Accounts receivable	52,975	88,580
Short-term investments	286,991	-
Prepaid expenses	-	53,336
Accounts payable and accrued liabilities	(400,084)	(1,004,191)
	$6,748,542	$8,529,493

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2011, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.6 million (2010 -$0.8 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset and significant portion of the accounts receivable relates to an Ely Gold & Mineral Inc. (“Ely”) receivable, which has a carrying value of $2.5 million and is payable over the next four years to 2015. In the event that Ely does not make the required payments, the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity obligations as they become due. This is achieved this through the management of its capital structure and debt leverage.

Based on our 2012 planned expenditures on permitting, engineering and on-going support activities at the Rosemont project, the Company will require additional debt or equity financings to meet its current obligations as they become due. The Red Kite loan, along with the accrued interest, which would have been due on April 21, 2012 have now been extended to the earlier of April 14, 2013 or the closing of senior debt financing. This extension is subject to due diligence, regulatory approval and final legal documentation.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive income (loss) based on the volatility of Company’s share price.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company is in discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The Updated 2009 Feasibility Study estimated the capital cost of the mill and mining equipment and all related construction costs at $897 million. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital requirements, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

The Company’s investment policy is to invest its excess cash in highly liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The 2012 capital requirements will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. A portion of the Rosemont expenditures will be funded from the Company’s existing cash reserves and if necessary, additional equity issues to meet its ongoing commitments and capital purchases.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, development costs and the determination of the fair value of stock-based compensation and share purchase warrants issued with strike price that is denominated in a currency other than the issuer’s functional currency. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceed the recoverable amount.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances might indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Stock-based Compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options and restricted share units are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

Financial Instruments

The Company may issue share purchase warrants with a Canadian dollar strike price to subscribers pursuant to debt or equity financings by the Company. Share purchase warrants are initially recorded at its estimated fair value on the date of issue and charged to either share issue costs on an equity issue or netted against the proceeds from a debt issue with a corresponding credit to warrants liability only if the underlying strike price is denominated in a currency that is not the same as the functional currency of the issuer. The share purchase warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive profit or loss. On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Accounting standards effective January 1, 2012

Financial instruments disclosure
In October 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures that improves the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Income taxes
In December 2010, the IASB issued an amendment to IAS 12 – Income taxes that provide a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Accounting standards anticipated to be effective January 1, 2013

Joint ventures
On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements. IFRS 11 eliminates the Company’s choice to proportionately consolidate jointly controlled entities and required such entities to be accounted for using the equity method and proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 12.

Consolidation
IFRS 10, Consolidated Financial Statements requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

Financial instruments
IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 9.

Fair value measurement
IFRS 13, Fair Value Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out a single IFRS framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 13.

Presentation of financial statements
IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after July 1, 2012, was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IAS 1.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with participation of its Chief Executive Officer and Senior Vice-President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on this assessment, the Chief Executive Officer and Senior Vice-President and Chief Financial Officer have concluded that as of the end of the period covered under this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Senior Vice-President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the year ended December 31, 2011, has not materially affected, or is not reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont project. Certain of these risks and uncertainties are set out below and a comprehensive list can be found under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2011, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Augusta will require additional capital to fund future business plans.

As of December 31, 2011, Augusta had a working capital deficiency of $17.6 million, including the $45.0 million Red Kite loan due on April 21, 2012. On February 27, 2012, the Company extended the maturity of the loan to the earlier of April 14, 2013 or the closing of the senior debt financing. Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. Augusta will require project financing to be in place by the time the ROD is issued which is anticipated to be late in the second or third quarter of 2012. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite.

The Company’s obligations under the Red Kite loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather conditions, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining activities, if any, may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and general economic conditions throughout the world. Metal prices fluctuate in response to these and many factors that cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in permanently closing a property.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Insurance risk.

The Company’s insurance will not cover all the potential risks associated with mining operations such as environmental pollution and other hazards as a result of production which may not be insured against or which the Company does not elect to insure against due to high insurance premiums. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial condition and results of operations.

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Management’s Discussion and Analysis for the Year Ended December 31, 2011

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.